

02003849

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CM

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52260

MAR 01 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

3/6/02

REPORT FOR THE PERIOD BEGINNING January 1, 2001 AND ENDING December 31, 2001
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PRIVATETRADE.COM, INC.

OFFICIAL USE ONLY
103763
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Montgomery Street Suite 1155
(No. and Street)

San Francisco CA 94111
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathleen P. Dunlap 415/318-1608
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Markle, Stuckey, Hardesty & Bott
(Name — *if individual, state last, first, middle name*)

101 Larkspur Landing Cr., #200 Larkspur, CA 94939
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/15

OATH OR AFFIRMATION

I, Kathleen P. Dunlap, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PRIVATETRADE.COM, INC., as of December 31, 2001, ~~19~~, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:


STEVEN WONG
Comm. # 1291261
NOTARY PUBLIC-CALIFORNIA
City & County of San Francisco
My Comm. Expires Jan. 19, 2005

Notary Public

Signature

~~KATHLEEN POWERS DUNLAP~~
PRESIDENT &
CHIEF EXECUTIVE OFFICER
PRIVATE TRADE.COM, INC.
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PrivateTrade.com, Inc.
(a development stage company)

Financial Statements

and Supplemental Information

Years ended December 31, 2000 and 2001

with

Reports of Independent Auditors

Contents

MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors

The Board of Directors and Stockholders
PrivateTrade.com, Inc.

We have audited the accompanying statement of financial condition of PrivateTrade.com, Inc., as of December 31, 2001, and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the management of PrivateTrade.com, Inc. Our responsibility is to express an opinion on these financial statements, based on our audit. The financial statements for the year ended December 31, 2000 were audited by other independent auditors, who in their reported dated April 20, 2001, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PrivateTrade.com, Inc. as of December 31, 2001, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was primarily for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements. The supplemental information is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the same auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Markle Stuckey Hardesty & Bott

Markle Stuckey Hardesty & Bott
January 18, 2002

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆◆ Fax: 415-925-1140 ◆◆ Internet: www.mshb.com

PrivateTrade.com, Inc.
(a development stage company)
Statement of Financial Condition
December 31, 2001 and 2000

Assets

	2001	2000
Current assets		
Cash and cash equivalents	$ 101,487	$ 817,512
Prepaid expenses	17,575	-
Total current assets	119,062	817,512
Software application, net of accumulated amortization of $29,398	166,590	97,855
Furnishings and equipment, net of accumulated depreciation of $21,416 (2000 - $1,634)	76,280	57,139
Security deposits	39,000	40,500
Total assets	$ 400,932	$ 1,013,006

Liabilities and Stockholders' Equity

	2001	2000
Current liabilities		
Accounts payable and accrued liabilities	$ 36,921	$ 427,108
Series A redeemable preferred stock, $.01 par value, 10,000,000 shares authorized, 9,894,666 shares issued and outstanding (2000 - 4,754,000 shares)	4,789,000	2,302,716
Stockholders' equity		
Common stock, $.01 par value, 10,000,000 shares authorized, 2,000 shares issued and outstanding	1,000	1,000
Deficit accumulated during the development stage	(4,425,989)	(1,717,818)
Total stockholders' equity (deficit)	(4,424,989)	(1,716,818)
Total liabilities and stockholders' equity (deficit)	$ 400,932	$ 1,013,006

See accompanying notes

PrivateTrade.com, Inc.
(a development stage company)
Statement of Operations
Years ended December 31, 2001 and 2000

	2001	2000	Amounts since inception
Revenues			
Investment income	$ 21,655	$ 72,172	$ 93,827
Other income	3,000	-	3,000
Total revenues	24,655	72,172	96,827
Expenses			
Compensation and benefits	1,665,318	902,702	2,568,020
Professional fees	338,413	320,844	659,257
Business development	277,005	96,249	373,254
Travel and promotion	118,871	88,428	207,299
Rent, office and occupancy	299,113	52,021	351,134
Other	34,106	102,300	363,852
Total expenses	2,732,826	1,562,544	4,522,816
Net loss	$ (2,708,171)	$ (1,490,372)	$ (4,425,989)

See accompanying notes.

PrivateTrade.com, Inc.
(a development stage company)
Statement of Members' Equity
Years ended December 31, 2001 and 2000

	Members' equity	Common stock Shares	Common stock Amount	Deficit accumulated during development stage	Total stockholders' equity (deficit)
Balances, December 31, 1999	$ (227,446)	-	$ -	$ -	$ (227,446)
Conversion of limited liability corporation to corporation	227,446	-	-	(227,446)	-
Issuance of common stock	-	2,000	1,000	-	1,000
Net loss	-	-	-	(1,490,372)	(1,490,372)
Balances, December 31, 2000	-	2,000	1,000	(1,717,818)	(1,716,818)
Net loss	-	-	-	(2,708,171)	(2,708,171)
Balances, December 31, 2001	$ -	2,000	$ 1,000	$ (4,425,989)	$ (4,424,989)

See accompanying notes.

PrivateTrade.com, Inc.
(a development stage company)
Statement of Cash Flows
Years ended December 31, 2001 and 2000

Cash flows from operating activities	2001	2000
Net loss	$ (2,708,171)	$ (1,490,372)
Adjustments to reconcile net loss to net cash used by operating activities		
Depreciation and amortization	49,180	1,634
Deferred compensation	(73,716)	73,716
Increase in prepaid expenses	(17,575)	-
Decrease (increase) in security deposits	1,500	(40,500)
Increase (decrease) in accounts payable and accrued liabilities	(390,187)	199,662
Net cash used by operating activities	(3,138,969)	(1,255,860)
Cash flows from financing activities		
Proceeds from issuance of common stock	-	1,000
Proceeds from issuance of preferred stock	2,560,000	2,229,000
Net cash provided by financing activities	2,560,000	2,230,000
Cash flows from investing activities		
Software development	(98,133)	(97,855)
Additions to furnishings and equipment	(38,923)	(58,773)
Net cash used by investing activities	(137,056)	(156,628)
Net increase in cash and cash equivalents	(716,025)	817,512
Cash and cash equivalents, beginning of year	817,512	-
Cash and cash equivalents, end of year	$ 101,487	$ 817,512

See accompanying notes.

Note 1 – Basis of presentation and summary of significant accounting policies (continued)

Software application

The Company engaged outside consultants to develop an integrated operating system in connection with the Platform. As technical feasibility had been achieved for the Platform, direct costs incurred during the application development of the Platform were capitalized. Straight-line amortization of its cost over its estimated useful life of five years commenced when the Platform became operational in April 2001.

Revenue recognition

Investment income is recorded as earned.

Cash and cash equivalents

For purposes of the statement of cash flows, cash and cash equivalents consist of amounts on deposit with a financial institution invested in a money market fund, available on demand.

Depreciation and amortization

Furnishings and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of office equipment and the lesser of the economic useful life of the leasehold improvement or the terms of the lease.

Fair value of financial instruments

Substantially all assets and liabilities are carried at historical cost or contract value, either of which approximates fair value due to their relative short-term nature.

PRIVATETRADE.COM, INC.
(a development stage company)
Notes to Financial Statements
December 31, 2001

Note 1 – Basis of presentation and summary of significant accounting policies (continued)

Advertising costs

Costs incurred for producing and communicating advertising are expensed when incurred.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Series A preferred stock and stockholders' equity

At December 31, 2001, common stock consists of $.01 par value, 10,000,000 shares authorized, 2,000 issued and outstanding. Holders of common stock are entitled to one vote for each share on all matters required or permitted to be voted by the stockholders of the Company.

At December 31, 2001, Series A Preferred Stock ("Preferred Stock") consists of $.01 par value, 10,000,000 shares authorized, 9,894,666 shares issued and outstanding. The holders of shares of Preferred Stock, in preference to the holders of shares of the common stock of the Company, other than a dividend to such holders of common stock, shall be entitled to received, when, as and if declared by the Board of Directors out of funds legally available for the purpose, annual dividends in an amount per share, rounded to the nearest cent, equal to $.04 per share of the Preferred Stock.

Upon liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock are entitled to receive an amount equal to the sum of (i) $.50 per

Note – 4 Stock incentive plan

In April 2000, the Company adopted a Stock Incentive Plan (the "Plan") that allows the Company to award options to purchase shares of common stock to certain members of management. The Plan provides for 1,100,000 options that can be granted. From April 2000 to October 2000, the Company granted 928,500 of such options, which vest over a four year period from the first day of the grant date, at an exercise price of $0.50. During the year ended December 31, 2001, the Company granted 267,000 additional options with terms unchanged from those granted in the prior year. At December 31, 2001, all but 357,000 of the options granted to date were cancelled.

The Company applies Accounting Principles Board Opinion No. 25 ("APB 25") in accounting for its stock options and to provide the disclosures required under SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123").

Under APB 25, the Company recognizes no compensation expense related to employee stock options because the option exercise price was equal to the estimated fair value of the shares issued on the date of grant.

SFAS No. 123 defines a fair value method of accounting for stock options, under which compensation expense is measured at the date of grant based on the fair value of the reward and is recognized over the expected service period. Had compensation expense been determined consistent with SFAS No. 123, the incremental charge reflected in the net loss would not have been material to the financial statements.

The fair value of options granted during the period is estimated on the date of grant using the minimum value method. Assumptions used in this method are the following:

Dividend yield	0%
Volatility	0%
Risk-free interest rate	4% to 5%
Expected option lives in years	10 years
Assumed forfeiture rate	0%

Note 7 – Transactions with affiliates

The Company entered into an Accounting Services Agreement ("the "Agreement") with Kohlberg & Co., L.L.C. ("Kohlberg"), an affiliated entity, on October 1, 2000. Kohlberg provided certain accounting and administrative services to the Company. The Agreement stipulated that Kohlberg was to receive no compensation for these services. The Agreement was terminated by Kohlberg in December 2001.

Note 8 – Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

PrivateTrade.com, Inc.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year ended December 31, 2001

Balance, December 31, 2000	$	-
Increases (decreases)		-
Balance, December 31, 2001	$	-

PrivateTrade.com, Inc.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2001

Net Capital	
Total stockholders' equity (deficit)	$(4,424,989)
Series A preferred stock	4,789,000
Subordinated liabilities	-
Non-allowable assets	(299,445)
Haircut	(2,030)
Net capital	$ 62,536
Total Aggregate Indebtedness	
Total aggregate indebtedness	$ 36,921
Computation of Basic Net Capital Requirement	
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 4,700
Minimum dollar net capital requirement of reporting broker	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 57,536

PrivateTrade.com, Inc.
Reconciliation Pursuant to Rule 17a-5(d)(4)
December 31, 2001

Reconciliation with Company's Computation
(Included in Part IIA of Form X-17A-5 as of December 31, 2001)

Net capital, as reported in Company's Part IIA (Unaudited) FOCUS Report	$62,055
Audit adjustments	481
Net capital, as reported herein	$62,536
Aggregate indebtedness, as reported in Company's Part IIA (Unaudited) FOCUS Report	$37,401
Audit adjustments	520
Aggregate indebtedness, as reported herein	$36,921

PrivateTrade.com, Inc.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2001

The computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3 of the Securities and Exchange Commission has not been prepared because the exemption under Reg. Section 240, 15c3-3 (k)(i)(C) is met.

PrivateTrade.com, Inc.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2001

A supplementary report pursuant to Rule 17a- 5(d)(4) and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

Report of Independent Auditors on Internal Accounting Control
Required by SEC Rule 17a-5

The Board of Directors and Stockholders
PrivateTrade.com, Inc.

We have audited the financial statements of PrivateTrade.com, Inc. for the year ended December 31, 2001, and have issued our report thereon dated January 18, 2002. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also studied the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆◆ Fax: 415-925-1140 ◆◆ Internet: www.mshb.com

safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation, made for the limited purpose described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of PrivateTrade.com, Inc., taken as a whole. No condition that may be considered a material weakness came to our attention during our study and evaluation.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Markle Stuckey Hardesty & Bott

Markle Stuckey Hardesty & Bott
January 18, 2002